Exhibit 99.2

CONTACTS

Fred Hawrysh	Frank Golden
Senior Vice President, Corporate Affairs	Senior Vice President, Investor Relations
1.646 223 5285	1.646 223 5288
fred.hawrysh@thomsonreuters.com	frank.golden@thomsonreuters.com

Victoria Brough
Head of Corporate Communications, EMEA
+44 (0) 207 542 8763
victoria.brough@thomsonreuters.com

NEWS RELEASE	FOR IMMEDIATE RELEASE

Thomson Reuters Files 2008 Annual Report

NEW YORK, NY, March 30, 2009 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL; NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals, today filed its annual report for the year ended December 31, 2008. The annual report contains audited financial statements, management’s discussion and analysis (MD&A) and other disclosures.

The annual report is available on www.thomsonreuters.com in the Investor Relations section. The annual report was filed with the Canadian securities regulatory authorities and is available at www.sedar.com. The annual report was also filed with the U.S. Securities and Exchange Commission on Form 40-F/20-F and is available at www.sec.gov. A copy of the annual report will be available shortly at the UKLA Document Viewing Facility of the Financial Services Authority at 25 The North Colonnade, London E14 5HS, United Kingdom.

Hard copies may be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com or by phone at 1.800.969.9974.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals.  We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial, legal, tax and accounting, scientific, healthcare and media markets, powered by the world's most trusted news organization.  With headquarters in New York and major operations in London and Eagan, Minnesota, Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN). For more information, go to www.thomsonreuters.com.

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